UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

ASTEA INTERNATIONAL INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

04622E109

(CUSIP Number)

Zack Bergreen

Astea International Inc.

240 Gibraltar Road

Horsham, PA 19044

(215) 682-2500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With Copies to:

Dilworth Paxson LLP

1500 Market Street, Suite 3500E

Philadelphia, PA 19102

Attention: Graham R. Laub

(215) 575-7277

October 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 04622E109

1	NAMES OF REPORTING PERSONS Zack B. Bergreen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,929,184(a)
	8	SHARED VOTING POWER 5,000
	9	SOLE DISPOSITIVE POWER 2,929,184(a)
	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,934,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%
14	TYPE OF REPORTING PERSON IN

(a) Includes 136,250 shares subject to options that were exercisable at or within 60 days of October 11, 2019.

1	NAMES OF REPORTING PERSONS ANKA Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,103
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,103
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.07%
14	TYPE OF REPORTING PERSON PN

This Amendment No. 3 to the Schedule 13D (this “Third Amendment”) amends and supplements the Schedule 13D filed by Zack B. Bergreen with the SEC on October 3, 2008, as modified by Amendment No. 1 filed on April 1, 2009, and Amendment No. 2 filed on July 10, 2014 (as amended, the “Schedule 13D”).

Items 4, 5, 6, 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Third Amendment have the respective meanings ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Merger Agreement

Pursuant to an Agreement and Plan of Merger, dated as of October 7, 2019 (the “Merger Agreement”), by and among IFS Americas, Inc., a Delaware corporation (the “Parent”), IFS Amber, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Merger Sub”), and Astea International Inc., a Delaware corporation (the “Company”), the Parent has agreed to acquire all of the outstanding shares of the Company for cash. Subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of the common stock, par value $0.01 per share, of the Company (the “Common Stock”) (other than (i) shares held in treasury by the Company, (ii) shares held by the Parent, the Merger Sub or their respective Affiliates (as defined in the Merger Agreement), or by any Subsidiary of the Company, and (iii) shares held by stockholders who properly exercise and perfect appraisal rights for such shares in accordance with Section 262 of the Delaware General Corporation Law) will thereupon be cancelled and converted into the right to receive an amount in cash equal to $12.00 per share (the “Merger Consideration”).

Voting Agreement

In connection with the execution of the Merger Agreement, the Parent entered into a voting agreement dated as of October 7, 2019 (the “Voting Agreement”), with Zack Bergreen, Chairman and Chief Executive Officer of the Company (the “Principal Stockholder”), and ANKA Limited Partnership, a Pennsylvania limited partnership in which the Principal Stockholder is the sole general partner (the “Partnership”). Subject to the terms and conditions set forth in the Voting Agreement, the Principal Stockholder has agreed to vote the shares over which he has sole or shared voting power in favor of the approval of the Merger Agreement.

Pursuant to the Voting Agreement, the Principal Stockholder agreed to convert all of the outstanding shares of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock of the Company that he holds (the “Convertible Preferred Stock”) to Common Stock prior to the record date for the meeting of the Company’s stockholders to vote on the Merger Agreement and the Merger.

The shares covered by the Voting Agreement include 1,169,040 shares of the Common Stock held by the Principal Stockholder, 1,623,894 shares of the Convertible Preferred Stock held by the Principal Stockholder and 58,103 shares of the Common Stock held by the Partnership.

Dividends

On the closing date of the Merger, the Parent will pay the Principal Stockholder an amount equal to the declared and unpaid dividends payable to him in respect of the Convertible Preferred Stock, which dividends will continue to accrue and be payable on the Convertible Preferred Stock until the date of conversion. As of October 7, 2019, the declared and unpaid dividends on the Convertible Preferred Stock totaled $1,070,000.

 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Under the definition of “beneficial ownership” as set forth in § 240.13d-3 of the Act, the Principal Stockholder is the beneficial owner of 2,934,184 shares as of the close of business on October 11, 2019. The Principal Stockholder has sole power to vote or to direct the vote of 2,792,934 shares.

Under the definition of “beneficial ownership” as set forth in § 240.13d-3 of the Act, the Partnership is the beneficial owner of 58,103 shares as of the close of business on October 11, 2019. The Partnership has sole power to vote or to direct the vote of 58,103 shares.

Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, the Principal Stockholder and the Partnership have agreed to tender (and have agreed not to withdraw) their shares to the Parent in connection with the Merger.

Under the Voting Agreement, the Principal Stockholder has agreed to vote the Principal Stockholder’s 2,792,934 shares and the Partnership’s 58,103 shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, against Acquisition Proposals or Superior Proposals, and against any other action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled, or interfere with, delay or adversely affect the Merger and the other transactions contemplated by the Merger Agreement. Under the Voting Agreement, Principal Stockholder has agreed that he will not (and will not cause his affiliates, advisors or representatives) to, among other actions: (i) initiate, solicit, knowingly facilitate (including by providing any non-public information concerning the Company or any subsidiary to any person or group who would reasonably be expected to make an Acquisition Proposal) or knowingly encourage the submission or announcement of any inquiries, proposals or offers relating to, or which could reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto, (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (iii) enter into any letter of intent or other agreement relating to any Acquisition Proposal, or (iv) make, or in any manner participate in a “solicitation” of proxies or powers of attorney with respect to the voting of shares of the Common Stock intending to facilitate any Acquisition Proposal or cause any stockholder not to vote to adopt the Merger Agreement and approve the Merger.

In addition, the Principal Stockholder and the Partnership have irrevocably waived and agree not to exercise any statutory appraisal or dissenters’ rights that they may have under the Merger Agreement.

The transactions in the shares by Principal Stockholder during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The Partnership, other than described herein, has not effected any transactions in the shares during the past sixty days.

To the knowledge of the Reporting Persons, other than as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Third Amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided or incorporated by reference in Item 4 and Item 5 is hereby incorporated by reference. Other than as described in this Third Amendment, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1) Agreement and Plan of Merger dated as of October 7, 2019, among the Parent, the Merger Sub, and the Company.

(2) Voting Agreement dated as of October 7, 2019, among the Parent, the Principal Stockholder, and the Partnership.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2019	Zack B. Bergreen

/s/ Zack Bergreen

---------------------------------

Name: Zack B. Bergreen

Title: Chairman and Chief Executive Officer

ANKA Limited Partnership

/s/ Zack Bergreen

---------------------------------

Name: Zack B. Bergreen
Title: General Partner

SCHEDULE A

Transactions in the Shares of Issuer During the Past Sixty Days

1.	On October 11, 2019, Principal Stockholder exercised the option to purchase 40,000 shares of Common Stock.